AB 3/28

11021446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 24 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAZZONE & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3525 Piedmont Road, NE, Suite 510, Eight Piedmont Center
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominic C. Mazzone 404.931.8545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.
(Name – *if individual, state last, first, middle name*)

2810 Premier Parkway, Suite 200, Duluth, GA 30097
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/23

OATH OR AFFIRMATION

I, Dominic C. Mazzone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mazzone & Associates, Inc., as of March 3, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

KATIE CRAIG
MY COMMISSION EXPIRES
NOTARY
PUBLIC
SEPTEMBER 27, 2013
FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arnold Gallivan Levesque P.C.
"Advice you can depend on now and in the future".

2810 Premier Parkway, Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

To the Shareholder of Mazzone and Associates, Inc.
Eight Piedmont Center, Suite 510
3525 Piedmont Road, NE
Atlanta, Georgia 30305

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 through December 31, 2010 , which were agreed to by Mazzone and Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mazzone and Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Mazzone and Associates, Inc. management is responsible for Mazzone and Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. *Procedure:* Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.
   Finding: No differences noted in agreed upon procedures.

2. *Procedure:* Compared the Total Revenue amounts of the audited Form X-17A-5 from January 1, 2010 through December 31, 2010, Statement of Net Income, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through of December 31, 2010.

   Finding: No differences noted in agreed upon procedures.

3. *Procedure:* Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Finding: No differences noted in agreed upon procedures.

4. *Procedure:* Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Finding: No differences noted in agreed upon procedures.

5. *Procedure:* Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   Finding: No differences noted in agreed upon procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arnold Galliam Levesque, P.C.

February 2, 2011
Duluth, Georgia

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2010

Arnold Gallivan Levesque P.C.

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2010

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements - Confidential

Statement of Financial Condition 2

Statement of Net Income 3

Statement of Change in Shareholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 12

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 14

Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission 15

Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 16

Arnold Gallivan Levesque P.C.
"Advice you can depend on now and in the future"

2810 Premier Parkway, Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Mazzone and Associates, Inc.

We have audited the accompanying statement of financial condition of Mazzone and Associates, Inc. as of December 31, 2010, and the related statements of net income, changes in shareholder's equity, and cash flows for the year ending December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mazzone and Associates, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I , II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold Gallivan Levesque, P.C.

Duluth, Georgia
February 2, 2011

MAZZONE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

ASSETS

Cash and cash equivalents	$	105,869
Prepaid expenses		16,961
Property and equipment, net		50,686
Deposits		12,122
Total Assets	$	185,638

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	17,396
Shareholder's Equity:		
Common Stock, $0.01 par value, 1,000 shares authorized; 350 shares issued and outstanding		4
Additional Paid-in Capital		54,996
Retained Earnings		113,242
Total Shareholder's Equity		168,242
Total Liabilities and Shareholder's Equity	$	185,638

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF NET INCOME
For the Year Ended December 31, 2010

REVENUES		
Investment advisory fees	$	281,165
Other advisory services		534,940
Interest income		23
Total Revenues		816,128
EXPENSES		
Compensation and related expenses		111,098
Brokerage, commissions, and clearing fees		139,688
Office and other operating expenses		191,950
Sales and marketing expenses		86,291
Total Expenses		529,027
NET INCOME	$	287,101

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CHANGE IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2010

	Common Stock		Additonal	Retained	Total
	Number of Shares	Amount	Paid-in Capital	Earnings	Shareholder's Equity
Balance, December 31, 2009	350	$ 4	$ 54,996	$ 73,141	$ 128,141
Net Income	-	-	-	287,101	287,101
Distributions	-	-	-	(247,000)	(247,000)
Balance, December 31, 2010	350	$ 4	$ 54,996	$ 113,242	$ 168,242

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 287,101
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	21,257
Changes in operating assets and liabilities:	
Prepaid expenses and deposits	229
Accounts payable and deferred revenues	7,759
Net Cash Provided By Operating Activities	316,346
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(6,161)
Net Cash Used In Investing Activities	(6,161)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	(247,000)
Net Cash Used In Financing Activities	(247,000)
Net Increase in Cash and Cash Equivalents	63,185
Cash and Cash Equivalents at Beginning of Year	42,684
Cash and Cash Equivalents at End of Year	$ 105,869

See accompanying notes to financial statements.

1. Organization and description of business

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few, large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. Summary of significant accounting policies

a. *Basis of accounting*

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. *Investment banking, investment advisory fees, and other advisory services*

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. *Advertising costs*

Advertising and promotion expenses are recognized as incurred. In 2010, the company expensed advertising and marketing costs of $26,350.

2. Summary of significant accounting policies (continued)

d. Income taxes

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

e. Cash and cash equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360-10-30 and FASB ASC 360-10-35. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, equipment, and vehicle are depreciated on a straight-line basis over five-year estimated useful lives.

g. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

h. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become are determined to be uncollectible, the receivables are charged to operations when that determination is made.

2. <u>Summary of significant accounting policies (continued)</u>

i. Subsequent Events

The Company adopted FASB ASC topic 855, *Subsequent Events*, during the year. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 2, 2011

j. Fair value of financial instruments

The Company determines the fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC topic 820, *Fair Value Measurements and Disclosures*, is effective for the Company as of January 1, 2008. The requirements do not have a material impact on the Company's financial statements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

2. Summary of significant accounting policies (continued)

j. *Fair value of financial instruments (continued)*

The requirements of FASB ASC topic 820, *Fair Value Measurements and Disclosures*, do not have a material impact on the Company's financial statements. All financial assets and liabilities are measured using Level 1 Inputs.

3. Property and equipment

Property and equipment recorded at cost as of December 31, 2010, consists of the following classifications:

Vehicle	$	68,535
Equipment		29,386
Furniture and fixtures		11,575
Telephone System		2,188
		111,684
Less accumulated depreciation and amortization		60,998
Net property and equipment	$	50,686

Depreciation expense charged to operations totaled $21,257 for 2010.

4. **Operating leases**

The Company has entered into non-cancelable operating lease agreement for office space that expires in 2012. The Company subsequently entered into a sublease agreement for a portion of the office space for approximately $1,000 per month. However, this sublease agreement is cancellable with 90 days written notice.

The Company also entered into an operating lease agreement for a vehicle that began in September of 2010. The lease term is 36 months and payments are approximately $760 per month.

Vehicle and office rental expenses charged to operations under these lease agreements totaled approximately $72,788 for the year ending 2010.

As of December 31, 2010, minimum future payments required under the terms of the operating leases for each of the next three years in the aggregate are as follows:

2011	$	71,365
2012		40,694
2013		6,831
Total	$	118,890

5. **Retirement plan**

The Company has a simplified employee pension plan (SEP) for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2010, the Company did not make a contribution to the Plan.

6. **Net capital requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2010, the Company has net capital of $88,473 which exceeds its requirement of $5,000 by $83,473.

7. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits did not exceed the insured amount at December 31, 2010.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

Arnold Gallivan Levesque P.C.
"Advice you can depend on now and in the future"

2810 Premier Parkway, Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Mazzone and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Mazzone and Associates, Inc. (the "Company") for the year ending December 31, 2010, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements of prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the shareholder of the Company, its management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold Gallion Levesque, P.C.

Duluth, Georgia
February 2, 2011

MAZZONE & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Schedule I

Net Capital		
Total Shareholder's Equity	$	168,242
Deduct total non-allowable assets		79,769
Net capital before haircuts on securities		88,473
Haircuts on securities		-
Net Capital	$	88,473
Aggregated Indebtedness		
Accounts payable and accrued expenses		17,396
Total Aggregate Indebtedness	$	17,396
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	83,473
Percentage of aggregate indebtedness to net capital		20%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	88,473
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	88,473

See Independent Auditors' Report.

MAZZONE & ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2010.

See Independent Auditors' Report.

MAZZONE & ASSOCIATES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2010.

See Independent Auditors' Report.